EXHIBIT 99.4

Press Release                         Source: EVCI Career Colleges Holding Corp.


Dr. John J. McGrath, CEO

Joseph J. Looney, CFO                       Jeffrey Goldberger/Marybeth Csaby
EVCI Career Colleges Holding Corp.          KCSA Worldwide
914.623.0700 or 914-787-3500                212.896.1249/212.896.1236
or 914-509-2700                             jgoldberger@kcsa.com/mcsaby@kcsa.com

                  EVCI CAREER COLLEGES RECEIVES DRAFT REPORT OF
                    COMPLIANCE REVIEW OF INTERBORO INSTITUTE

Yonkers,  NY,  October 19, 2005 - EVCI Career  Colleges  Holding Corp.  (NASDAQ:
EVCI) today announced that it received a draft report of a compliance review of Interboro Institute undertaken by the New York State Education Department.

The purpose of the review is to assess Interboro Institute's compliance with the laws, rules and regulations governing degree-granting institutions in New York State as the result of Interboro's application to the Department for approval of its Yonkers site as an extension center and its rapid growth in enrollment.


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The draft report includes proposed findings,  recommendations and determinations related to increasing admissions and improving academic standards and taking other measures to improve persistence and graduation rates. The recommendations include increasing the number and percent of full-time faculty, having contracts
with  full-time  faculty,  improving  Interboro's  libraries,   improving  other
facilities and equipment resources and assessing and improving the quality of student learning. One of the proposed determinations was to deny extension center status for Yonkers. Accordingly, Interboro may not be able to enroll new students at its Yonkers site unless and until the Department decides to grant this site extension center status.

The draft report also includes assertions of irregularities in Interboro's admissions practices. In response, the Audit Committee of EVCI's Board of Directors has engaged independent experts to conduct an investigation of the admission practices at Interboro. EVCI will not release enrollment numbers for Interboro's fall 2005 semester until the impact of the results of the investigation can be assessed.

Dr. John J. McGrath, EVCI's CEO and President, commented: "Interboro is working diligently on its responses to the Department, which are due November 7, 2005. Interboro's assessment thus far leads it to believe that it will accept many of the recommendations for change made by the Department because they will strengthen Interboro and, accordingly, will be in the best interests of Interboro's students. Some of the changes will slow Interboro's rate of enrollment growth and have an adverse impact on its margins. However, it will take time before we can properly assess the magnitude of the effect of these changes."

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Dr.  McGrath  commented  further:  "Our  mission  and  integrity  are  extremely important to EVCI's and Interboro's management. Interboro is fully cooperating with the Department and taking whatever steps are necessary and appropriate to address all of the draft findings, determinations and recommendations. We do not know when the Department will issue its final report."

About EVCI Career Colleges Holding Corp.:

EVCI  is  the  holding  company  for  Interboro   Institute,   Technical  Career
Institutes, Inc. (TCI) and the Pennsylvania School of Business (PSB).

Acquired in January 2000, Interboro offers degree programs leading to the Associate in Occupational Studies degree and Associate in Applied Sciences degree. It has a main campus in mid-town Manhattan and an extension center in each of Flushing, New York and in the Washington Heights section of Manhattan, New York. Interboro also has a college site in Yonkers, New York.

Acquired in September 2005, TCI offers two-year associate degree and certificate programs. With an emphasis on technology, TCI offers programs within three major divisions: Business and New Media Technology; Computer and Electronics
Technology; Climate Control Technology. Its main campus is on 31st street diagonally across from Penn Station, and is supported by a nearby annex facility. TCI is accredited by the New York State Board of Regents and was recently awarded regional accreditation by the Middle States Commission on Higher Education.

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Acquired  in  January  2005,  PSB  is  authorized  to  offer  two  Associate  in
Specialized Business degree programs and two diploma programs in information technology as well as three recently authorized business diploma programs. PSB recently relocated to downtown Allentown, Pennsylvania and is offering programs there.